Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

February 28, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Kristin Lochhead

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Atheros Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 1, 2007

Form 8-K dated January 28, 2008

File No. 000-50534

Dear Ms. Lochhead:

On behalf of Atheros Communications, Inc., this letter responds to comments on the above-referenced Form 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 19, 2008. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 8-K filed January 28, 2008

Exhibit 99.1 Press Release

1.	We see that you expect to report a $2.3 million impairment of your long-term marketable securities during the three months ended 12/31/07 related to your investment in AA and AAA rated auction rate securities. Please tell us and provide the following additional disclosures in your upcoming Form 10-K related to your auction rate securities and the other than temporary impairment to be recorded:

•

Tell us how your broker determined the fair value of the auction rate securities, including assumptions being used, and how the broker considered underlying collateral and cash flows. This disclosure should be included in the critical accounting policy section of future filings.

Response: The Registrant respectfully advises the Staff that it is not relying on the fair values as determined by the Broker. The Registrant acknowledges the Staff’s comment and will provide a description of collateral, cash flows and the methodology it used to determine the fair value of the auction rate securities in Item 7, “Critical Accounting Policies and Estimates”, of the Form 10-K and in the financial statement footnotes, as well as in future filings.

Securities and Exchange Commission

February 28, 2008

•	Tell us and disclose the specific characteristics of your auction rate securities, including amount, issuers of, and types of auction rate securities you currently hold.

Response: The Registrant acknowledges the Staff’s comment and will provide the total par value of the securities, the nature of the issuers, and a description of the types of auction-rate securities held as of December 31, 2007 in its Form 10-K. In addition, the Registrant will discuss the associated ratings of these securities, the presence of related bond insurance, a description of the auction process, a discussion of when the auctions began failing and a discussion of the interest rates paid to the Registrant following the failure of these auctions in Item 7 “Critical Accounting Policies and Estimates,” Item 7, “Liquidity and Capital Resources” and Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” of the Form 10-K ,as well as in the financial statement footnotes.

•	Please consider the disclosure requirements in SFAS 115, FSP 115/124-1, and SAB Topic 5M.

Response: The Registrant acknowledges the Staff’s comment and will consider the disclosure requirements of SFAS 115, FSP 115/124-1, and SAB Topic 5M in its upcoming Form 10-K and in future filings as requested.

•	Please disclose your exposure to Auction Rate Securities and the associated risks with these securities in Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Response: The Registrant acknowledges the Staff’s comment and will expand its disclosure in its upcoming Form 10-K and in future filings as requested.

•

Please also note that if you plan to refer to the valuation of the auction rate securities by your broker in your Form 10-K, you should name the expert in the filing. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the broker as an exhibit to the registration statement.

Response: The Registrant respectfully advises the Staff that it does not intend to refer to the valuation of the auction-rate securities by its broker in its Form 10-K.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

February 28, 2008

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 773-5387. Comments may also be sent to my attention via facsimile to (408) 738-2849.

Very truly yours,

/s/ Jack Lazar
Jack Lazar
Chief Financial Officer and Vice President of Corporate Development

cc:	Brian Cascio, SEC Accounting Branch Chief

Jong Hwang

Allison Leopold Tilley, Esq.